Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in the

CB Richard Ellis 401(k) Plan:

We consent to the incorporation by reference in registration statements Nos. 333-116398 and 333-119362 on Form S-8 of CB Richard Ellis Group, Inc., of our report dated June 29, 2011, with respect to the statements of net assets available for benefits of the CB Richard Ellis 401(k) Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of  Schedule H, Part IV, line 4i — schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the CB Richard Ellis 401(k) Plan.

/s/ KPMG LLP

Dallas, Texas
June 29, 2011